[Letterhead of British Columbia Ministry of Finance Corporate and Personal Property Registries]

Exhibit 99.1

Number C0762944

CERITIFCATE

OF

CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify the Queenstake Resources Ltd has continued into British Columbia from the Jurisdiction of YUKON under the Business Corporations Act with the name QUEENSTAKE RESOURCES LTD on July 10 2006 at 10 59 AM Pacific Time

Issued under my hand at Victoria British Columbia
On July 10 2006

/s/ Ron Townshend

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada